

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via E-mail</u>
Mr. Randy Snyder
Chief Executive Officer
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

      RE: **Wesco Aircraft Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2011
              Filed December 5, 2011
              File No. 001-35253

Dear Mr. Snyder:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief